Mail Stop 3561

December 29, 2006

Via Fax & U.S. Mail

Mr. Pär Östberg, Chief Financial Officer
Aktiebolaget Volvo
SE-405 08 Göteborg
Sweden

> **Re:** **Aktiebolaget Volvo**
> **Form 20-F for the year ended December 31, 2005**
> **Filed May 30, 2006**
> **File No. 000-12828**

Dear Mr. Östberg:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 8 Financial Information

Revenue Recognition, page F-14

1. We note that you enter into buy-back agreements after you have sold products to

independent parties or in combination with an undertaking from customers as part of a purchase of a new product. Please tell us how these buy-back agreements affect your ability to recognize revenue on the original sale. Please also tell us how frequently you enter into these agreements and how material sales reversals have been to reported revenue and income for each of the last two fiscal years.

Note 3- Impact of IFRS
Fair value of derivative instruments, page F-17

2. You hedge both commercial cash-flows and forecasted electric consumption. Please tell us, and revise future filings to disclose, the instruments you use to hedge these contracts as well as quantitative measures used to assess effectiveness of each hedge both at inception and on an ongoing basis.

Note 14- Intangible and tangible assets, page F-39

3. We note that you labeled certain adjustments to your account balances as "reclassifications and other." However, the nature of these adjustments is not clear from your disclosures. In this regard, please revise your future filings to include disclosures related to these amounts.

October 24, 2006 press release related to the third quarter results

4. We note your reversal of reserves for deferred tax receivables in the Mack Trucks subsidiary. Please supplementally tell us whether the SEK 336 M combined earnings effect is attributable to deferred tax receivables arising subsequent to the date of the Mack Trucks acquisition. If not, please tell us your basis for recognizing the SEK 336 M in earnings.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief